FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2003

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

AstraZeneca PLC

INDEX TO EXHIBITS

1	.	Press release entitled, “Front Half of AstraZeneca PLC Third Quarter and Nine Months Results 2003,” dated 23 October 2003.

2	.	Press release entitled, “Back Half of AstraZeneca PLC Third Quarter and Nine Months Results 2003,” dated 23 October 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 7 November 2003	By: /s/ A C N Kemp

Name: A C N Kemp
Title: Assistant Secretary

Item 1

AstraZeneca PLC
Third Quarter and Nine Months Results 2003

“Strong quarter contributes to a 2 percent increase in nine months sales; Key growth products up 56 percent; Full year earnings expected at or just above top of forecast range.”

Financial Highlights

Group	3rd Quarter 2003 $m	3rd Quarter 2002 $m	Actual %	CER %	9 Months 2003 $m	9 Months 2002 $m	Actual %	CER %
Sales	4,803	4,282	+12	+5	13,974	12,940	+8	+2

Operating Profit	1,101	921	+20	+6	3,262	3,282	-1	-7

Profit before Tax	1,119	923	+21	+7	3,333	3,306	+1	-6

Earnings per Share	$0.47	$0.39	+20	+6	$1.40	$1.39	+1	-6

All narrative in this section refers to growth rates at constant exchange rates (CER)

  Sales for the first nine months increased by 2 percent despite the loss of $1.9 billion in US sales of Prilosec™, Zestril™ and Nolvadex™.
  Operating profit for the nine months declined by 7 percent.
  Sales for key growth and launch products increased by 56 percent to $6.0 billion in the first nine months.
  Third quarter sales were up 5 percent with double digit growth in Japan, Germany, Italy and Canada.
  Operating profit in the third quarter was up 6 percent.
  Crestor™ sales were $88 million for the nine months, including $56 million in the US in the third quarter following FDA approval on 12 August. In the week ending 10 October, Crestor™ share of new prescriptions in the US statin market reached 1.9 percent.
  Sales of Iressa™ were $136 million for the nine months, including $54 million in the US since its launch in mid-May.
  Nexium™ sales reached $2.5 billion for the nine months, up 86 percent. Third quarter sales in the US (up 114 percent) included some wholesaler stock building.
  Seroquel™ sales were $1.1 billion for the nine months, up 31 percent.

Sir Tom McKillop, Chief Executive, said: “A 56 percent increase in sales of key growth and launch products in the first nine months of 2003 and the promising early results from the US launches of Iressa™ and Crestor™ have more than offset sales lost to generic competition and provide the platform to deliver top-tier financial performance in the future.”

London, 23 October 2003

Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom (Wilmington)	(302) 886 7858

Analyst/Investor Enquiries:	Mina Blair-Robinson (London)	(020) 7304 5084
	Jonathan Hunt (London)	(020) 7304 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 581 8720

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Nine Months

For the nine months, sales increased by 8 percent on a reported basis, as the weaker US dollar added 6 percentage points of sales growth to the CER growth rate of 2 percent. Global sales of growth and recently launched products increased by 56 percent to $5,989 million. Combined R&D and SG&A costs increased by an underlying 5 percent, but were up 12 percent on a reported basis including currency effects. Operating profit was down 7 percent at CER, with exchange movements adding 6 percentage points of improvement to the reported rate, which declined by 1 percent. Earnings per share for the nine months were $1.40 versus $1.39 in 2002.

Sales for the nine months in the US were down just 1 percent, despite the loss of $1.9 billion in US sales of Prilosec™, Zestril™ and Nolvadex™. Momentum in the rest of the portfolio remains strong, with US sales excluding these three products up by 47 percent (or by an estimated 36 percent net of wholesaler stock movements). Sales for the first nine months were up 5 percent in markets outside the US, including a strong performance in Asia Pacific markets (up 18 percent). Sales were unchanged in Europe, as volume growth was offset by continued pricing pressure.

Nexium™ sales increased by 86 percent for the nine months. Sales outside the US were up 75 percent. US sales increased by 88 percent, boosted somewhat by wholesaler stocking in the third quarter. Nexium™ prescriptions in the US through September were up 52 percent. Market share of total prescriptions in the US PPI market was 23.2 percent in September, surpassing total prescriptions for all omeprazole products.

Sales for Iressa™ reached $136 million for the first nine months. Sales in the US since launch in May total $54 million. Through the end of September more than 22,000 retail prescriptions have been dispensed for Iressa™ in the US.

Crestor™ sales for the nine months reached $88 million, which includes $56 million in the US market following FDA approval on 12 August. In the week ending 10 October, Crestor™ share of new prescriptions in the US statin market was 1.9 percent. Crestor™ has now been approved in 30 countries and launched in 13 to date.

Sales highlights for other important products shaping the successful portfolio transformation include Symbicort™, where sales were up 69 percent to $377 million. The oncology products Casodex™ (up 30 percent) and Arimidex™ (up 46 percent) also enjoyed strong sales growth. Seroquel™ sales to date increased by 31 percent to $1.1 billion. On 13 October the company announced the successful completion of the EU Mutual Recognition Procedure to extend the use of Seroquel™ in the treatment of mania associated with bipolar disorder.

Third Quarter

Reported actual sales growth in the third quarter was 12 percent, lifted by the weaker US dollar. Sales in the quarter were up 5 percent at CER. Operating profit was up 6 percent on a CER basis, with reported operating profit up 20 percent as a result of the weaker dollar and hedging gains. Combined R&D and SG&A costs increased by 7 percent at CER (15 percent as reported), chiefly on SG&A in support of product launches. Earnings per share in the third quarter increased by 6 percent at constant exchange rates to $0.47.

Sales in the US increased by 4 percent, partly as a result of a weak third quarter in 2002 (on destocking of Seroquel™ and Toprol-XL™ and wholesaler stocking of Nexium™ in this quarter, ahead of a September price increase. Generic erosion resulted in continued declines in Prilosec™ (down 74 percent), Zestril™ (down 73 percent) and Nolvadex™ (down 92 percent). US sales excluding these three products increased by 59 percent on a reported basis (or by an estimated 39 percent on an underlying demand basis, adjusted for net stock movements in both the current and year ago quarter).

Sales outside the US increased by 7 percent in the quarter, on strong sales growth from Nexium™, Symbicort™, Casodex™ and Seroquel™. Good sales growth was achieved in Japan (up 14 percent), France (up 8 percent), Germany (up 12 percent), Italy (up 12 percent) and Canada (up 12 percent).

AstraZeneca PLC

Future Prospects All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Assuming current exchange rates hold for the remainder of the year, the company believes that earnings for the full year will be at or just above the top of the range of $1.65 to $1.75 per share.

Disclosure Notice: The preceding forward looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the USA, the successful registration and launch of new products (in particular Crestor™, Iressa™ and Exanta™), continued growth of currently marketed products, the growth in costs and expenses, interest rate movements, exchange rate fluctuations and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2002 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal
	Third Quarter		CER %	Nine Months		CER %
	2003	2002		2003	2002
Losec™/Prilosec™	631 1,000	1,200 481	-52 +102	2,037 2,466	3,508 1,292	-46 +86
Nexium™
Total	1,649	1,696	-8	4,556	4,845	-10
  Sales of Nexium™ for the nine months grew by 75 percent in markets outside the US, with good growth in Europe (up 68 percent), Canada (up 100 percent), and a strong launch in Australia.

  US sales for Nexium™ for the nine months were $1,892 million, an increase of 88 percent. Total prescriptions in the US PPI market grew by 13.5 percent through September; Nexium™ prescriptions grew by 52 percent. Nexium™ market share of total prescriptions for PPI products in the US was 23.2 percent in September, surpassing total prescriptions for all omeprazole products combined.

  US sales for Nexium™ in the third quarter were up 114 percent, as wholesalers increased inventories ahead of a price increase, which went into effect on 15 September. The company estimates that around $100 million in inventory above normal levels remains with distributors at the end of the third quarter.

  The intravenous formulation of Nexium™ received its first approval from the Swedish Medical Products Agency in August. Sweden will act as the reference member state as the company seeks approval in the EU under the Mutual Recognition Procedure. An NDA for this formulation was submitted to the US FDA in September.

  US sales of Prilosec™ were down 74 percent in the third quarter and by 64 percent for the nine months. Total prescriptions in the US were down 66 percent through September. Prilosec™ share of total omeprazole prescriptions was 31 percent in September.

  Sales of Losec™ in markets outside the US declined by 18 percent for the nine months, although sales in Japan continue to grow strongly, up 42 percent through September.
Cardiovascular
	Third Quarter		CER %	Nine Months		CER %
	2003	2002		2003	2002
Seloken™/ Toprol-XL™	286	201	+37	1,034	638	+58
Atacand™	185	131	+29	543	409	+23
Plendil™	144	147	-7	383	350	+4
Zestril™	116	187	-44	342	733	-58
Crestor™	76	-	n/m	88	-	n/m
Total	984	840	+9	2,920	2,675	+2
  The steady gains in market share of total beta blocker prescriptions for Toprol-XL™ in the US market continues, reaching 25.6 percent in September. Total prescriptions in the US increased by 27 percent through September. US sales for the nine months were up 76 percent, still above the underlying demand despite some modest destocking in the third quarter.

  Sales of Seloken™ outside the US increased by 34 percent in the third quarter and by 19 percent for the nine months.

  Total prescriptions for Atacand™ products in the US were up 11 percent through September, and sales for the nine months were up 30 percent. US sales were up 62 percent in the third quarter, chiefly on destocking in the third quarter of 2002.

AstraZeneca PLC

  Sales of Atacand™ outside the US increased by 16 percent in the quarter and by 18 percent for the nine months.

  In August, data presented at the annual meeting of the European Society of Cardiology from the CHARM programme (Candesartan in Heart failure—Assessment of Reduction in Mortality and morbidity) demonstrated Atacand™ reduces both cardiovascular death as well as hospital admissions for heart failure across a broad spectrum of patients with chronic heart failure. Atacand™ is the only Angiotensin Receptor Blocker to increase survival in chronic heart failure patients with left ventricular dysfunction, whether or not they are taking an ACE-inhibitor.

  Sales of Crestor™ totalled $88 million in the first nine months. This includes $56 million in US sales following FDA approval on 12 August. A comprehensive programme of product sampling—the Reach for Crestor™ programme—preceded the formal launch on 15 September. In the week ending 10 October, Crestor™ market share of new prescriptions in the US statin market was 1.9 percent.

  In the early launch markets, the excellent penetration achieved to date for Crestor™ in the dynamic sector of the statin market (ie new and switch patients) is now leading to a measurable impact on market share for total prescriptions in the class. According to the latest weekly tracking data available, Crestor™ has achieved a 7.1 percent share of total prescriptions in Canada (private payor market segment). In the Netherlands, Crestor™ has a 6.5 percent share of total statin prescriptions, whilst in the UK, share of total prescriptions increased to 1.9 percent.

  The company estimates that over 200,000 patients have been treated with Crestor™ to date; post-marketing surveillance in these markets confirms the excellent safety profile, which is comparable to the other marketed products.
Respiratory
	Third Quarter		CER %	Nine Months		CER %
	2003	2002		2003	2002
Symbicort™	128	72	+54	377	194	+69
Pulmicort™	184	149	+14	674	575	+10
Rhinocort™	86	79	+6	272	223	+19
Accolate™	20	27	-30	76	92	-19
Oxis™	31	30	-10	91	91	-12
Total	485	391	+14	1,600	1,281	+16
  Symbicort™ sales increased by 69 percent to $377 million for the nine months, as the product continues to make inroads into the rapidly growing market for fixed combinations of steroids and beta agonists. In February, Symbicort™ became the first product in its class to receive EU approval for the treatment of chronic obstructive pulmonary disease. Later this year, capitalising on the unique pharmacological properties of its budesonide and formoterol components, the company will submit an MAA in Europe for Symbicort™ as a Single Inhaler Treatment for asthma.

  Total prescriptions in the US for Pulmicort™ Respules™ grew by 34 percent through September. This growth, coupled with increases in the average prescription size and price changes, fuelled the 44 percent increase in Pulmicort™ sales in the US for the nine months. Sales growth in the US in the third quarter for Pulmicort™ (up 71 percent) is a function of a destocking of Pulmicort™, Respules™ and Pulmicort™, Turbuhaler™ in the third quarter 2002.

  Rhinocort™ sales in the US were up 29 percent for the nine months, as growth in Rhinocort™ Aqua continues to more than offset the sales lost from the discontinuation of the Rhinocort™ Nasal Inhaler formulation. Total prescriptions for Rhinocort™ Aqua are up 31 percent in the US market through September.

AstraZeneca PLC

Oncology
	Third Quarter		CER %	Nine Months		CER %
	2003	2002		2003	2002
Casodex™	230	189	+12	647	460	+30
Zoladex™	224	206	-	630	588	-1
Arimidex™	136	95	+32	372	239	+46
Iressa™	70	26	+165	136	26	n/m
Faslodex™	19	11	+73	56	19	+195
Nolvadex™	38	85	-59	138	342	-62
Total	722	615	+9	1,993	1,688	+10
  Casodex™ sales outside the US increased by 26 percent for the nine months on good growth in Europe (up 25 percent) and Japan (up 27 percent). The growth outside the US in the third quarter was 32 percent.

  Underlying demand for Casodex™ in the US is broadly unchanged, reflecting the maturity of the antiandrogen market in the treatment of advanced prostate cancer. Casodex™ share of total prescriptions in this market was 82.9 percent in September. Reported sales growth rates in the US market are largely a function of fluctuations in wholesaler stock movements. Third quarter sales were down 23 percent versus the stock building that occurred in the third quarter last year. Year to date sales (up 40 percent) indicate that wholesaler inventories remain elevated at the end of September.

  Arimidex™ sales increased by 46 percent for the nine months as the product continues to gain acceptance as the initial hormonal treatment of early breast cancer in postmenopausal women. Arimidex™ is the only drug to show improvement over tamoxifen treatment in this setting.

  In the third quarter there was some building of wholesaler inventories in the US for Arimidex™. Sales were up 27 percent versus a strong third quarter 2002. Sales for the nine months in the US were up 50 percent broadly in line with the 52 percent increase in total prescriptions through September.

  Sales of Iressa™ reached $136 million in the first nine months and $70 million in the third quarter. Third quarter sales in Japan were $27 million, the highest quarter so far this year.

  Iressa™ sales in the US since launch in May total $54 million, including $36 million in the third quarter. In September alone more than 6,100 retail prescriptions were dispensed, bringing the total since launch to over 22,000.

  Faslodex™ sales reflect a steady increase in usage for the treatment of advanced breast cancer in the US market.

CNS
	Third Quarter		CER %	Nine Months		CER %
	2003	2002		2003	2002
Seroquel™	345	196	+71	1,059	788	+31
Zomig™	83	68	+12	245	234	-2
Total	433	272	+52	1,324	1,045	+23
  In the third quarter Seroquel™ sales in the US increased by 79 percent versus the third quarter 2002 when high wholesaler inventories were being unwound. Sales for the nine months were up 25 percent, still somewhat below the growth in prescriptions, which increased by 35 percent through September. Market share of total prescriptions in the US reached a new high at 20.6 percent of the antipsychotic market.

  Sales of Seroquel™ in markets outside the US increased by 54 percent for the nine months, with good growth in Japan (up 118 percent) and in Europe (up 42 percent). Sales outside the US grew by 50 percent in the third quarter.

  On 13 October the company announced successful completion of the EU Mutual Recognition Procedure involving 14 European countries to extend the use of Seroquel™ in the treatment of mania associated with bipolar disorder. The US NDA for this use is currently undergoing regulatory review.

AstraZeneca PLC

  Sales of Zomig™ outside the US increased by 8 percent for the nine months and by 13 percent in the third quarter, fuelled by the growth in Zomig™, Rapimelt™ and launches of Zomig™Nasal spray in 8 markets to date.

  Zomig™ sales in the US were down 12 percent for the nine months and up 10 percent in the third quarter on variations in wholesaler stock movements.

  Zomig™ Nasal Spray received FDA approval on 30 September. Also in September, AstraZeneca entered into a marketing and distribution agreement with Medpointe Inc, a specialty pharmaceutical company, to promote and sell the Zomig™ family of prescription products in the US beginning 1 January 2004, including Zomig™ Nasal Spray.
Pain, Infection and Other Pharma
	Third Quarter		CER %	Nine Months		CER %
	2003	2002		2003	2002
Merrem™	88	75	+9	242	216	+8
Diprivan™	105	104	-5	339	326	-1
Xylocaine™	47	43	+2	135	128	+1
Marcaine™	23	19	+16	65	54	+14
Total	414	344	+12	1,188	1,043	+8
  Sales of Diprivan™ for the nine months were up 8 percent in the US on growth in the propofol market, and were down 9 percent outside the US.
Geographic Sales
	Third Quarter		CER %	Nine Months		CER %
	2003	2002		2003	2002
USA	2,271	2,190	+4	6,703	6,787	-1
Europe	1,662	1,379	+3	4,863	4,167	-
Japan	297	251	+14	833	663	+18
RoW	573	462	+16	1,575	1,323	+17
  US sales were down just 1 percent for the nine months. Excluding the three products experiencing generic competition, underlying demand for the rest of the portfolio is estimated at a robust 36 percent (adjusted for wholesaler stock movements).

  Sales in Europe were unchanged for the nine months, as strong sales growth in Nexium™, Symbicort™, Seroquel™ and the oncology products was offset by declines in Losec™, Zestril™ and the disposal of Marlow Foods at the end of May.

  Sales growth in Japan for the nine months was fuelled by Losec™ (up 42 percent) and the oncology product range (up 21 percent), in particular Casodex™ and Iressa™.

AstraZeneca PLC

Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Nine Months

Reported sales grew by 8 percent and operating profits declined by 1 percent. At constant exchange rates, sales grew by 2 percent and operating profit declined by 7 percent. The full benefit of the weakening dollar fell through to operating profit as a result of the Euro strengthening (which benefits sales) more than the Swedish krona and sterling (which increases costs) together with realised gains on currency hedges.

Operating margin at 23.3 percent was 2.1 percentage points lower than last year. Overall, currency was neutral on margins. Gross margin improved by 0.8 percentage points to 75.6 percent including a benefit from lower proportional payments to Merck offset by an increase in underlying cost of sales. R&D and SG&A growth continues to be tightly managed (5 percent growth in CER terms), with R&D and SG&A costs as a percentage of sales increasing by 0.4 and 1.6 percentage points respectively. Other operating income remains significantly lower than last year and accounts for 0.8 percentage points of the margin decline.

Third Quarter

Reported sales grew by 12 percent and operating profits by 20 percent. At constant exchange rates, sales grew by 5 percent and operating profit by 6 percent. The greater benefit of currency on profits over sales is a result of the weaker dollar producing a smaller impact on costs than sales combined with an increase in gains on currency hedges.

Operating margin at 22.9 percent was 1.4 percentage points higher than last year. Gross margin improved by 1.5 percentage points to 75.5 percent, almost all of which was attributable to currency. The benefits from lower proportional payments to Merck were largely offset by a provision for disposal of a surplus manufacturing facility. R&D and SG&A increased by 7 percent at CER, predominantly through higher SG&A, which as a percentage of sales increased by 2 percentage points. Other income added 1.1 percentage points to the margin.

Wholesaler Stocking

Wholesaler stocking continues to have an effect on our reported sales. As we reported last quarter, speculative wholesaler purchases made ahead of anticipated price increases in the first quarter had unwound to some extent. We estimated that wholesaler inventories had fallen to around $200 million above normal. This quarter we estimate that there has been some further wholesaler stocking and that wholesaler inventories now stand at approximately $300 million above normal, Nexium™ and Toprol-XL™ accounting for most of this amount.

Interest

Interest income was $18 million in the third quarter ($2 million for 2002) and $71 million for the nine months ($24 million for 2002).

Taxation

The effective tax rate was 27.5 percent for both the third quarter and the nine months 2003. The comparable rates for 2002 were 26.3 percent and 26.8 percent respectively.

AstraZeneca PLC

Cash Flow

Cash generated from operating activities before exceptional cash outflows in the nine months fell to $3,532 million from $4,135 million in the comparative period. This decline was caused by an increase in working capital, due to the settlement of several significant creditor balances, and higher debtors, partly due to a larger proportion of sales occurring towards the end of the period. Cash expenditure on exceptional items was $387 million compared to $74 million in 2002, following the payment of $355 million in settlement of the Zoladex investigation disclosed in the half year press statement. Tax paid was $1,007 million, $329 million higher than the same period in 2002 due to earlier payment of US taxes. Net capital expenditure totalled $1,002 million for the nine months to date, which is broadly comparable with the comparative period in 2002. The cash inflow in respect of acquisitions and disposals of $80 million relates to the disposal of Marlow Foods in the second quarter.

After accounting for dividends paid of $770 million and net share repurchases of $501 million there is a $59 million increase in net cash funds. The net cash funds at 30 September 2003 were $3,903 million.

Share Repurchase Programme

During the quarter 6.9 million ordinary shares were repurchased for cancellation at a total cost of $296 million, bringing the total for the year to 15.5 million shares at a total cost of $607 million.

The total number of shares repurchased for cancellation since the beginning of the programme now stands at 81.1 million at an aggregate cost of $3,412 million. The total number of shares in issue at 30 September 2003 is 1,706 million.

Upcoming Milestones and Key Events

29 January 2004 Announcement of 2003 Full Year results

Sir Tom McKillop
Chief Executive

Item 2

Consolidated Profit & Loss Account

	2003	2002
For the nine months ended 30 September	$m	$m

Sales	13,974	12,940

Cost of sales	(3,412)	(3,267)

Distribution costs	(116)	(102)

Research and development	(2,409)	(2,177)

Selling, general and administrative expenses	(4,907)	(4,337)

Other operating income	132	225

Operating profit	3,262	3,282

Net interest and dividend income	71	24

Profit on ordinary activities before taxation	3,333	3,306

Taxation	(917)	(886)

Profit on ordinary activities after taxation	2,416	2,420

Attributable to minorities	(15)	(12)

Net profit for the period	2,401	2,408

Dividends to shareholders	(436)	(398)

Profit retained for the period	1,965	2,010

Earnings per Ordinary Share	$1.40	$1.39

Diluted earnings per Ordinary Share	$1.40	$1.39

Weighted average number of Ordinary Shares in issue (millions)	1,713	1,736

Diluted average number of Ordinary Shares in issue (millions)	1,714	1,739

Consolidated Profit & Loss Account

	2003	2002
For the quarter ended 30 September	$m	$m

Sales	4,803	4,282

Cost of sales	(1,175)	(1,113)

Distribution costs	(41)	(37)

Research and development	(812)	(757)

Selling, general and administrative expenses	(1,744)	(1,468)

Other operating income	70	14

Operating profit	1,101	921

Net interest and dividend income	18	2

Profit on ordinary activities before taxation	1,119	923

Taxation	(308)	(242)

Profit on ordinary activities after taxation	811	681

Attributable to minorities	(8)	(6)

Net profit for the period	803	675

Dividends to shareholders	-	-

Profit retained for the period	803	675

Earnings per Ordinary Share	$0.47	$0.39

Diluted earnings per Ordinary Share	$0.47	$0.39

Weighted average number of Ordinary Shares in issue (millions)	1,710	1,728

Diluted average number of Ordinary Shares in issue (millions)	1,711	1,730

Consolidated Balance Sheet

	2003	2002
As at 30 September	$m	$m

Fixed assets	10,058	9,023

Current assets	12,996	11,557

Total assets	23,054	20,580

Creditors due within one year	(7,095)	(6,916)

Net current assets	5,901	4,641

Total assets less current liabilities	15,959	13,664

Creditors due after more than one year	(348)	(491)

Provisions for liabilities and charges	(2,046)	(1,596)

Net assets	13,565	11,577

Capital and reserves

Shareholders’ funds and minority interests	13,565	11,577

Consolidated Cash Flow Statement

	2003	2002
For the nine months ended 30 September	$m	$m

Cash flow from operating activities

Operating profit	3,262	3,282

Depreciation and amortisation	900	700

(Increase)/decrease in working capital and other non-cash
movements	(630)	153

Net cash inflow from operating activities before exceptional
items	3,532	4,135

Outflow related to exceptional items	(387)	(74)

Net cash inflow from operating activities	3,145	4,061

Returns on investments and servicing of finance	49	42

Tax paid	(1,007)	(678)

Capital expenditure and financial investment	(1,002)	(1,034)

Acquisitions and disposals	80	-

Equity dividends paid to shareholders	(770)	(820)

Net cash inflow before management of liquid resources and
financing	495	1,571

Net purchase of shares	(501)	(871)

Exchange and other movements	65	56

Increase in net cash funds in the period	59	756

Net cash funds at beginning of period	3,844	2,867

Net cash funds at end of period	3,903	3,623

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the nine months ended 30 September 2003 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC’s 2002 Annual Report and Form 20-F.

These interim financial statements do not constitute statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2002 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

As part of AstraZeneca’s objective to align with best accounting practice, cash discounts arising from prompt payments of invoices were reclassified from cost of sales to sales for the year ended 31 December 2002. Comparatives were reclassified and additional detail at product and territorial level are available on the AstraZeneca website. Both sales and cost of sales were reduced by $213m in the first nine months of 2002. Neither profits nor assets were affected.

2	JOINT VENTURES AND ASSOCIATES

The group's share of joint ventures' sales for the nine months to 30 September 2003 amounted to $ 189m and $184m for the comparative period. Share of joint ventures' operating profits for the nine months to 30 September 2003 and for the comparative period, were $nil.

3	NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to the movement in net cash funds.

	At 1 Jan 2003 $m	Cash flow $m	Other non-cash $m	Exchange movements $m	At 30 Sept 2003 $m

Loans due after 1 year	(328)	18	-	6	(304)

Current instalments of loans	(314)	319	-	(5)	-

Total loans	(642)	337	-	1	(304)

Short-term investments	3,962	(490)	-	38	3,510

Cash	726	28	-	28	782

Overdrafts	(202)	119	-	(2)	(85)

	4,486	(343)	-	64	4,207

Net cash funds	3,844	(6)	-	65	3,903

Issue of AstraZeneca PLC Ordinary
Shares		(31)

Repurchase of AstraZeneca PLC
Ordinary Shares		532

Net cash inflow before
management of liquid resources
and financing		495

4	NINE MONTHS TERRITORIAL SALES ANALYSIS
			% Growth

	Nine Months 2003 $m	Nine Months 2002 $m	Actual	Constant Currency

USA	6,703	6,787	(1)	(1)
Canada	519	423	23	15

North America	7,222	7,210	-	(1)

France	1,058	820	29	9
UK	394	476	(17)	(25)
Germany	623	503	24	5
Italy	680	551	23	4
Sweden	229	210	9	(8)

Europe others	1,879	1,607	17	1

Total Europe	4,863	4,167	17	-

Japan	833	663	26	18

Rest of World	1,056	900	17	18

Total	13,974	12,940	8	2

5	THIRD QUARTER TERRITORIAL SALES ANALYSIS
			% Growth

	3rd Quarter 2003 $m	3rd Quarter 2002 $m	Actual	Constant Currency

USA	2,271	2,190	4	4
Canada	189	150	26	12

North America	2,460	2,340	5	4

France	370	287	29	8
UK	120	151	(21)	(29)
Germany	233	174	34	12
Italy	230	172	34	12
Sweden	77	72	7	(10)

Europe others	632	523	21	5

Total Europe	1,662	1,379	21	3

Japan	297	251	18	14

Rest of World	384	312	23	17

Total	4,803	4,282	12	5

6	NINE MONTHS PRODUCT SALES ANALYSIS

	World				US

	Nine Months 2003 $m	Nine Months 2002 $m	Actual Growth %	Constant Currency Growth %	Nine Months 2003 $m	Actual Growth %

Gastrointestinal:
Losec	2,037	3,508	(42)	(46)	785	(64)
Nexium	2,466	1,292	91	86	1,892	88
Others	53	45	18	9	18	38

Total Gastrointestinal	4,556	4,845	(6)	(10)	2,695	(15)

Cardiovascular:
Zestril	342	733	(53)	(58)	65	(85)
Seloken	1,034	638	62	58	765	76
Atacand	543	409	33	23	197	30
Plendil	383	350	9	4	156	7
Tenormin	246	275	(11)	(17)	14	(67)
Crestor	88	-	n/m	n/m	56	n/m
Others	284	270	5	(7)	13	(7)

Total Cardiovascular	2,920	2,675	9	2	1,266	5

Respiratory:
Pulmicort	674	575	17	10	348	44
Rhinocort	272	223	22	19	202	29
Symbicort	377	194	94	69	-	-
Accolate	76	92	(17)	(19)	49	(22)
Oxis	91	91	-	(12)	-	-
Others	110	106	4	(7)	-	-

Total Respiratory	1,600	1,281	25	16	599	30

Oncology:
Zoladex	630	588	7	(1)	128	(18)
Casodex	647	460	41	30	187	40
Nolvadex	138	342	(60)	(62)	40	(83)
Arimidex	372	239	56	46	153	50
Iressa	136	26	n/m	n/m	54	n/m
Faslodex	56	19	195	195	55	189
Others	14	14	-	(7)	-	-

Total Oncology	1,993	1,688	18	10	617	(5)

CNS:
Seroquel	1,059	788	34	31	796	25
Zomig	245	234	5	(2)	110	(12)
Others	20	23	(13)	(26)	-	n/m

Total CNS	1,324	1,045	27	23	906	18

Pain, Infection and Other Pharma:
Diprivan	339	326	4	(1)	170	8
Merrem	242	216	12	8	40	(22)
Local anaesthetics	344	311	11	4	83	9
Other Pharma Products	263	190	38	29	114	100

Total Pain, Infection and Other Pharma	1,188	1,043	14	8	407	19

Salick Health Care	200	170	18	18	200	18
Astra Tech	144	108	33	13	11	38
Marlow Foods	49	85	(42)	(47)	2	-

Total	13,974	12,940	8	2	6,703	(1)

n/m not meaningful
Other Pharma Products include contract manufacturing for Prilosec OTC

7	THIRD QUARTER PRODUCT SALES ANALYSIS

	World				US

	3rd Quarter 2003 $m	3rd Quarter 2002 $m	Actual Growth %	Constant Currency Growth %	3rd Quarter 2003 $m	Actual Growth %

Gastrointestinal:
Losec	631	1,200	(47)	(52)	206	(74)
Nexium	1,000	481	108	102	786	114
Others	18	15	20	13	7	75

Total Gastrointestinal	1,649	1,696	(3)	(8)	999	(13)

Cardiovascular:
Zestril	116	187	(38)	(44)	22	(73)
Seloken	286	201	42	37	189	39
Atacand	185	131	41	29	60	62
Plendil	144	147	(2)	(7)	67	(9)
Tenormin	81	85	(5)	(12)	1	(80)
Crestor	76	-	n/m	n/m	56	-
Others	96	89	8	(5)	4	33

Total Cardiovascular	984	840	17	9	399	18

Respiratory:
Pulmicort	184	149	23	14	87	71
Rhinocort	86	79	9	6	66	12
Symbicort	128	72	78	54	-	-
Accolate	20	27	(26)	(30)	11	(39)
Oxis	31	30	3	(10)	-	-
Others	36	34	6	(6)	-	-

Total Respiratory	485	391	24	14	164	28

Oncology:
Zoladex	224	206	9	-	44	(21)
Casodex	230	189	22	12	55	(23)
Nolvadex	38	85	(55)	(59)	4	(92)
Arimidex	136	95	43	32	52	27
Iressa	70	26	169	165	36	n/m
Faslodex	19	11	73	73	18	64
Others	5	3	67	67	-	-

Total Oncology	722	615	17	9	209	(9)

CNS:
Seroquel	345	196	76	71	251	79
Zomig	83	68	22	12	32	10
Others	5	8	(38)	(51)	(2)	n/m

Total CNS	433	272	59	52	281	64

Pain, Infection and Other Pharma:
Diprivan	105	104	1	(5)	47	(4)
Merrem	88	75	17	9	15	(21)
Local anaesthetics	121	155	(22)	(28)	32	(26)
Other Pharma Products	100	10	n/m	n/m	55	n/m

Total Pain, Infection and
Other Pharma	414	344	20	12	149	32

Salick Health Care	66	57	16	16	66	16
Astra Tech	50	37	35	16	4	33
Marlow Foods	-	30	n/m	n/m	-	n/m

Total	4,803	4,282	12	5	2,271	4

n/m not meaningful
Other Pharma Products include contract manufacturing for Prilosec OTC

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of fourth quarter and full year 2003 results	29 January 2004

Announcement of first quarter 2004 results	29 April 2004

Annual General Meeting 2004	29 April 2004

Announcement of second quarter and half year 2004 results	22 July 2004

Announcement of third quarter 2004 results	21 October 2004

DIVIDENDS

The record date for the first interim dividend paid on 6 October 2003 (in the UK, Sweden and the US) was 22 August 2003. Ordinary Shares traded ex-dividend on the London and Stockholm Stock Exchanges from 20 August 2003. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2003 payable on 6 April 2004 (in the UK, Sweden and the US) will be 20 February 2004. Ordinary Shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 18 February 2004. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in October

Second interim	Announced in January and paid in April

TRADEMARKS

The following brand names used in this interim report are trade marks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Crestor Diprivan Exanta Faslodex Iressa Losec Marcaine Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Pulmicort Turbuhaler Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Xylocaine Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and	Depositary	Registered Office	Swedish Securities Register
Transfer Office	for ADRs		Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	PO Box 43013	London	PO Box 7822
The Causeway	Providence	W1K 1LN	S-103 97 Stockholm
Worthing	RI 02940-3013	UK	Sweden
West Sussex	US
BN99 6DA
Tel: +44 (0)121 433 8000	Tel: 1 (781) 575 4328	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Interim Report contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or i mplied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition; price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.